

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 14, 2008

William W. Deneau
Chief Executive Officer
Aurora Oil & Gas Corporation
4110 Copper Ridge Dr., Suite 100
Traverse City, MI 49684

      Re: Aurora Oil & Gas Corporation
               Post-Effective Amendment No. 5 to Registration Statement on
                 Form SB-2 on Form S-3
               Filed December 21, 2007
               File No. 333-129695

               Post-Effective Amendment No. 5 to Registration Statement on
                 Form SB-2 on Form S-3
               Filed December 21, 2007
               File No. 333-130769

Dear Mr. Deneau:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are issuing under separate cover comments relating to your confidential treatment request for Exhibit 10.11 to your quarterly report on Form 10-Q filed August 7, 2006. Until all open matters including the request for confidential treatment have been resolved, we will not be in a position to consider a request to accelerate the effectiveness of your registration statements.

2.   Please give effect to each comment from our letter to you dated December 18, 2007 regarding your annual report on Form 10-KSB for the fiscal year ended December 31, 2006 and your quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007, as applicable.

3.   It appears that you are not eligible to use Form S-3. Instruction I.A.3(b) of Form S-3 requires that a registrant has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to certain specified items of Form 8-K. It appears that you did not file the quarterly reports for your fiscal quarters ended March 31, 2007 and September 30, 2007 within the time periods prescribed for accelerated filers. Please amend both registration statements on a form for which you qualify.

Exhibits 5.1

4.   Obtain and file new legality opinions issued by Utah counsel and which do not contain the assumption set forth in clause (ii) of the fourth paragraph regarding authorized shares. We note in that regard the qualifications regarding counsel's ability to opine on the laws of Utah.

5.   We note also that counsel's consent to the filing of the opinion as an exhibit to the registration statement (in File No. 333-129695) refers to Post-Effective Amendment No. 4 rather than Post-Effective Amendment No. 5.

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

via facsimile

Iris Linder, Esq.
(517) 482-0887